FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 27th, 2022

FINAL VOTING STATEMENT – DETAILED VERSION

Companhia Brasileira de Distribuição (“Company”) discloses to its shareholders and the market in general, according to CVM Instruction No. 481/09, as amended, the Final Voting Statement – Detailed Version (Annex I) of the Ordinary and Extraordinary Shareholders Meeting held on April 27th, 2022.

São Paulo, May 5th 2022.

Guillaume Marie Didier Gras

Vice President of Finance and Investor Relations Officer of GPA

Annex I

Final Voting Statement – Detailed Version

Annual General Meeting (AGM) - 04/27/2022 at 3 pm

CPF/CNPJ	SHARES	1[1]	2[2]	3[3]	4[4]	5[5]	6[6]	7[7]	8[8]	9[9]	10[10]
97538	8,399	APPROVE	APPROVE	APPROVE	REJECT	REJECT	REJECT	REJECT	NO	APPROVE
10475	197,708	ABSTAIN	APPROVE	ABSTAIN	ABSTAIN	ABSTAIN	ABSTAIN	REJECT	NO	ABSTAIN
32106	2,720	APPROVE	APPROVE	REJECT	REJECT	REJECT	REJECT	REJECT	YES	APPROVE
15154	666,010	ABSTAIN	APPROVE	ABSTAIN	ABSTAIN	ABSTAIN	ABSTAIN	REJECT	NO	ABSTAIN
97539	30,608	ABSTAIN	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	YES	APPROVE
97539	205,200	APPROVE	APPROVE	REJECT	APPROVE	REJECT	REJECT	REJECT	NO	APPROVE
27866	529,975	ABSTAIN	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	YES	APPROVE
27866	311,838	ABSTAIN	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	YES	APPROVE
27866	36,081	ABSTAIN	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	YES	APPROVE
16878	70,930	APPROVE	APPROVE	REJECT	REJECT	REJECT	REJECT	REJECT	YES	APPROVE
97539	3,421	ABSTAIN	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	YES	APPROVE
20397	26,452	APPROVE	APPROVE	REJECT	REJECT	REJECT	REJECT	REJECT	YES	APPROVE
30918	20,200	APPROVE	APPROVE	REJECT	REJECT	REJECT	REJECT	REJECT	YES	APPROVE
37539	296,300	ABSTAIN	APPROVE	ABSTAIN	ABSTAIN	ABSTAIN	ABSTAIN	REJECT	NO	ABSTAIN
37895	453,190	ABSTAIN	APPROVE	ABSTAIN	ABSTAIN	ABSTAIN	ABSTAIN	REJECT	NO	ABSTAIN
10346	1,543,860	ABSTAIN	APPROVE	ABSTAIN	ABSTAIN	ABSTAIN	ABSTAIN	REJECT	NO	ABSTAIN
11098	533,590	ABSTAIN	APPROVE	ABSTAIN	ABSTAIN	ABSTAIN	ABSTAIN	REJECT	NO	ABSTAIN
32318	314,900	ABSTAIN	APPROVE	ABSTAIN	ABSTAIN	ABSTAIN	ABSTAIN	REJECT	NO	ABSTAIN

30769	9,336	ABSTAIN	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	YES	APPROVE
97540	25,257	APPROVE	APPROVE	REJECT	REJECT	REJECT	REJECT	REJECT	YES	APPROVE
38661	2,913,891	APPROVE	APPROVE	REJECT	REJECT	REJECT	REJECT	REJECT	YES	APPROVE
97540	2,512,750	APPROVE	APPROVE	REJECT	REJECT	REJECT	REJECT	REJECT	YES	APPROVE
29322	1,817,883	APPROVE	APPROVE	REJECT	REJECT	REJECT	REJECT	APPROVE	YES	APPROVE
31240	19,800	APPROVE	APPROVE	REJECT	REJECT	REJECT	REJECT	APPROVE	YES	APPROVE
35693	859,600	APPROVE	APPROVE	REJECT	REJECT	REJECT	REJECT	APPROVE	YES	APPROVE
32329	66,317	APPROVE	APPROVE	REJECT	REJECT	REJECT	REJECT	APPROVE	YES	APPROVE
97540	1,579,885	APPROVE	APPROVE	REJECT	REJECT	REJECT	REJECT	APPROVE	YES	APPROVE
22929	30	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	YES	ABSTAIN
29298	8,798	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	ABSTAIN	NÃO	ABSTAIN
22318	813,830	ABSTAIN	ABSTAIN	ABSTAIN	ABSTAIN	ABSTAIN	ABSTAIN	ABSTAIN	NÃO	ABSTAIN
21445	41,454	ABSTAIN	ABSTAIN	ABSTAIN	ABSTAIN	ABSTAIN	ABSTAIN	ABSTAIN	NÃO	ABSTAIN
22292	1,200,000	APPROVE	APPROVE	REJECT	ABSTAIN	ABSTAIN	ABSTAIN	REJECT	ABSTAIN	REJECT
04745	94,019,178	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE			APPROVE
05710	5,600,050	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE			APPROVE
13811	852,000	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE			APPROVE
12972	581,600	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE			APPROVE
18867	128,695	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE	APPROVE			APPROVE
23510	10,500	ABSTAIN	ABSTAIN	ABSTAIN	ABSTAIN	ABSTAIN	ABSTAIN	ABSTAIN		ABSTAIN
08566	2	APPROVE	APPROVE	ABSTAIN	ABSTAIN	ABSTAIN	ABSTAIN	APPROVE		APPROVE
07033	133,300	APPROVE	REJECT	REJECT	REJECT	REJECT	REJECT	REJECT		APPROVE
04195	20,000	APPROVE	REJECT	REJECT	REJECT	REJECT	REJECT	REJECT		APPROVE
01071	20,000	APPROVE	REJECT	REJECT	REJECT	REJECT	REJECT	REJECT		APPROVE
37379	7,374	APPROVE	REJECT	REJECT	REJECT	REJECT	REJECT	REJECT		APPROVE

10292	2,413,500	APPROVE	REJECT	REJECT	REJECT	REJECT	REJECT	REJECT	APPROVE
05384	191,600	APPROVE	REJECT	REJECT	REJECT	REJECT	REJECT	REJECT	APPROVE
05501	16,946,537	APPROVE
05501	1,021	REJECT
05501	99,179	ABSTAIN
05501	17,026,307		APPROVE
05501	4,105		REJECT
05501	16,325		ABSTAIN
05501	14,713,385			APPROVE
05501	2,320,599			REJECT
05501	12,753			ABSTAIN
05501	10,140,856				APPROVE
05501	6,888,833				REJECT
05501	17,048				ABSTAIN
05501	10,140,856					APPROVE
05501	6,888,833					REJECT
05501	17,048					ABSTAIN
05501	10,140,856						APPROVE
05501	6,888,833						REJECT
05501	17,048						ABSTAIN
05501	10,669,220							APPROVE
05501	6,350,101							REJECT
05501	27,416							ABSTAIN

1Review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2022.

2Proposal for allocation of the net profit for the fiscal year ended December 31, 2021, as detailed in the Management Proposal, in the following terms: (i) BRL 40,116,342.72 to the Legal Reserve; (ii) BRL 437,737,929.80 for the Tax Incentive Reserve; (iii) BRL 81,118,145.49 for the payment of interest on equity, on behalf of the mandatory minimum dividend (of which BRL 95,433,112.34 is the net amount of income tax to be withheld at source in relation to interest on equity); and (iv) BRL 229,039,469.62 to the Expansion Reserve account.

3Resolve on the determination of nine (9) members for the term of office of the Board of Directors. - Election of the Board of Directors by single group of candidates

4Nomination of candidates for chairman of the Board of Directors - Jean-Charles Henri Naouri

5Nomination of candidates for vice-chairman of the Board of Directors - Arnaud Daniel Charles Walter Joachim Strasser

6 Nomination of candidates for vice-chairman of the Board of Directors - Ronaldo Iabrudi dos Santos Pereira

7Determination of the annual global compensation for the members of the (i) Company’s management and (ii) Company’s fiscal council (if the Shareholders request its installation), for the fiscal year 2022, in the terms of the Management Proposal, in the amount of up to BRL 97,025,083.12, being up to BRL 50,149,592.45 to the Board of Officers, up to BRL 46,443,490.67 to the Board of Directors and up to BRL 432,000.00 to the Fiscal Council.

8Do you wish to request the operation of the Fiscal Council for the fiscal year of 2022?

9 Nomination of candidates to the Fiscal Council by minority shareholders with voting rights. - Doris Beatriz França Wilhelm / Michelle Squeff

0Nomination of candidates to the Fiscal Council appointed by the controlling shareholder - Eric Aversari Martins, Líbano Miranda Barroso, Marcelo Amorim and João Paulo Seibel Faria

Final Voting Statement – Detailed Version

Extraordinary General Meeting (EGM) - 04/27/2022 at 3 pm

CPF/CNPJ	SHARES	1[1]	2[2]
97538	8,399	APPROVE	APPROVE
10205	433	APPROVE	APPROVE
10475	197,708	APPROVE	APPROVE
32106	2,720	APPROVE	APPROVE
08945	133,654	APPROVE	APPROVE
15154	666,010	APPROVE	APPROVE
97539	30,608	APPROVE	APPROVE
07516	19,353	APPROVE	APPROVE
11075	4,500	APPROVE	APPROVE
41239	22,000	APPROVE	APPROVE
97539	205,200	APPROVE	REJECT
05986	770,000	APPROVE	APPROVE
05479	314,083	APPROVE	REJECT
05987	499,500	APPROVE	REJECT
11729	21,267	APPROVE	APPROVE
08268	1,555	APPROVE	APPROVE
26784	1,800	APPROVE	APPROVE
05838	32,936	APPROVE	APPROVE
07506	506,917	APPROVE	APPROVE
09299	209,200	APPROVE	APPROVE

23020	100,700	APPROVE	REJECT
17883	65,500	APPROVE	REJECT
31477	1,000	APPROVE	REJECT
09567	5,300	APPROVE	APPROVE
38756	18,100	APPROVE	APPROVE
05838	684,958	APPROVE	APPROVE
09336	8,930	APPROVE	APPROVE
17911	200	APPROVE	APPROVE
07496	923,111	APPROVE	APPROVE
27866	529,975	APPROVE	APPROVE
27866	311,838	APPROVE	APPROVE
27866	36,081	APPROVE	APPROVE
17181	5,300	APPROVE	APPROVE
24779	55,561	APPROVE	APPROVE
15043	46,244	APPROVE	APPROVE
16878	70,930	APPROVE	APPROVE
05987	307,300	APPROVE	REJECT
07140	7,307	APPROVE	APPROVE
07140	2,013	APPROVE	APPROVE
28394	12,000	APPROVE	APPROVE
28990	134,477	APPROVE	APPROVE
31577	1,600	APPROVE	APPROVE
20813	225,722	APPROVE	APPROVE
13956	15,000	APPROVE	APPROVE
14541	90,800	APPROVE	REJECT

41222	20,900	APPROVE	APPROVE
05839	27,124	APPROVE	APPROVE
05987	381,880	APPROVE	APPROVE
07140	31,662	APPROVE	APPROVE
28360	670	APPROVE	APPROVE
42887	600	APPROVE	APPROVE
31064	4,200	APPROVE	APPROVE
16947	1,597,410	APPROVE	APPROVE
16947	256,989	APPROVE	APPROVE
14963	1,459,487	APPROVE	APPROVE
97539	3,421	APPROVE	APPROVE
19032	31,344	APPROVE	APPROVE
09620	53,123	APPROVE	APPROVE
24935	38,565	APPROVE	APPROVE
11841	254,295	APPROVE	APPROVE
09233	60,300	APPROVE	APPROVE
07622	334,582	APPROVE	APPROVE
14153	945,352	APPROVE	APPROVE
08731	8,517	APPROVE	APPROVE
08731	10,547	APPROVE	APPROVE
20397	26,452	APPROVE	APPROVE
19452	13,900	APPROVE	REJECT
30918	20,200	APPROVE	APPROVE
37539	296,300	APPROVE	APPROVE
10346	1,543,860	APPROVE	APPROVE

11098	533,590	APPROVE	APPROVE
32318	314,900	APPROVE	APPROVE
29264	2,794	APPROVE	APPROVE
12094	36,998	APPROVE	APPROVE
20849	2,300	APPROVE	APPROVE
05479	413,400	APPROVE	APPROVE
05987	2,600	APPROVE	APPROVE
30254	1,413,467	APPROVE	REJECT
18323	117,172	APPROVE	REJECT
30254	190,069	APPROVE	REJECT
30066	127,461	APPROVE	REJECT
31284	162,580	APPROVE	REJECT
24917	17,203	APPROVE	REJECT
05839	191,187	APPROVE	APPROVE
14988	22,500	APPROVE	APPROVE
33580	16,900	APPROVE	APPROVE
21242	64,600	APPROVE	APPROVE
41167	69,400	APPROVE	APPROVE
24367	126,500	APPROVE	REJECT
30769	9,336	APPROVE	APPROVE
05839	288,916	APPROVE	APPROVE
24830	269,800	APPROVE	REJECT
19874	152,400	APPROVE	APPROVE
42904	11,300	APPROVE	APPROVE
09627	3,992	APPROVE	APPROVE

05479	57,586	APPROVE	REJECT
05840	17,556	APPROVE	APPROVE
29571	8,900	APPROVE	APPROVE
05839	5,000	APPROVE	APPROVE
05839	111,833	APPROVE	REJECT
05839	1,800	APPROVE	APPROVE
13208	11,372	APPROVE	APPROVE
97540	25,257	APPROVE	APPROVE
11100	219,482	APPROVE	REJECT
27910	50,634	APPROVE	REJECT
38661	2,913,891	APPROVE	APPROVE
05839	4,500	APPROVE	APPROVE
24569	2,468	APPROVE	APPROVE
09349	105,784	APPROVE	APPROVE
13362	25,971	APPROVE	APPROVE
09349	60,000	APPROVE	APPROVE
10327	80,000	APPROVE	APPROVE
19910	4,900	APPROVE	APPROVE
05839	266,000	APPROVE	APPROVE
09022	296,250	APPROVE	APPROVE
23394	65,500	APPROVE	APPROVE
16990	56,900	APPROVE	APPROVE
11083	9,252	APPROVE	APPROVE
20622	47,300	APPROVE	APPROVE
18830	8,400	APPROVE	APPROVE

97540	2,512,750	APPROVE	APPROVE
10916	251,939	APPROVE	REJECT
33814	39,868	APPROVE	APPROVE
08360	72,036	APPROVE	APPROVE
11311	156,067	APPROVE	APPROVE
23572	53,759	APPROVE	APPROVE
07208	23,112	APPROVE	APPROVE
09289	21,566	APPROVE	REJECT
07846	6,700	APPROVE	APPROVE
07418	126,324	APPROVE	APPROVE
07516	96,000	APPROVE	APPROVE
11410	185,300	APPROVE	APPROVE
07247	41,980	APPROVE	REJECT
29322	1,817,883	APPROVE	APPROVE
31240	19,800	APPROVE	APPROVE
35693	859,600	APPROVE	APPROVE
32329	66,317	APPROVE	APPROVE
41199	200	APPROVE	APPROVE
14541	97,601	APPROVE	APPROVE
23794	55,100	APPROVE	APPROVE
26311	2,100	APPROVE	APPROVE
37113	10,800	APPROVE	APPROVE
97540	1,579,885	APPROVE	APPROVE
09559	63,121	APPROVE	APPROVE
19176	294,764	APPROVE	APPROVE

08621	13,800	APPROVE	APPROVE
06046	1,308	APPROVE	APPROVE
15485	87,600	APPROVE	REJECT
05446	21,500	APPROVE	REJECT
32119	106,200	APPROVE	REJECT
34601	99,800	APPROVE	REJECT
08857	372,783	APPROVE	APPROVE
09098	1,678,982	APPROVE	APPROVE
22929	30	APPROVE	ABSTAIN
29298	8,798	APPROVE	ABSTAIN
22318	813,830	APPROVE	ABSTAIN
21445	41,454	APPROVE	ABSTAIN
22292	1,200,000	APPROVE	APPROVE
04745	94,019,178	APPROVE	APPROVE
05710	5,600,050	APPROVE	APPROVE
13811	852,000	APPROVE	APPROVE
12972	581,600	APPROVE	APPROVE
18867	128,695	APPROVE	APPROVE
23510	10,500	ABSTAIN	ABSTAIN
08566	2	APPROVE	ABSTAIN
07033	133,300	REJECT	REJECT
04195	20,000	REJECT	REJECT
01071	20,000	REJECT	REJECT
37379	7,374	REJECT	REJECT
10292	2,413,500	REJECT	REJECT

05384	191,600	REJECT	REJECT
05501	17,026,826	APPROVE
05501	4,606	REJECT
05501	15,305	ABSTAIN
05501	16,987,823		APPROVE
05501	35,788		REJECT
05501	23,126		ABSTAIN

1 Resolve on the Management Proposal for the reallocation of part of the amount of one billion, eight hundred and forty-three million, nine hundred and thirty-four thousand, four hundred and twenty-six reais and fifty-six centavos (BRL 1,843,934,426.56) granted to the Company in the years from 2017 to 2020, that were originally allocated to the Expansion Reserve of the Company provided in the By-laws, to the Reserve of Tax Incentives, pursuant terms of Article 195-A, Law No. 6,404/1976.

2 Rerratification of the Board of Executive Officers’ annual compensation for the fiscal year ended December 31, 2021, of twenty-five million, thirty-one thousand, five hundred and eighty-four reais and fifty-three centavos (R$ 25,031,584.53(, as approved at the Company’s Annual Shareholders Meeting held on April 28, 2021, to twenty-eight million, two hundred and twelve thousand, forty-eight reais and fifty-nine centavos (R$ 28,212,048.59), due to the inflows and outflows of its members throughout 2021.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 5, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.